Filed Pursuant to Rule 433

Registration No. 333-238243

Dated: November 30, 2020

PRICING TERM SHEET

U.S.$1,500,000,000 2.749% TIER 2 SUBORDINATED DEBT SECURITIES DUE 2030 (THE “TIER 2 INSTRUMENTS”)

Issuer:	Banco Santander, S.A.
Legal Entity Identifier:	5493006QMFDDMYWIAM13
Issuer Ratings: *	A2 (stable) Moody’s / A (negative) S&P / A- (negative) Fitch
Expected Notes Ratings: *	Baa2 / BBB+ / BBB (Moody’s / S&P / Fitch)
Status:	Tier 2, Subordinated Instruments
Series Number:	100
Principal Amount:	U.S.$1,500,000,000
Form of Issuance:	SEC Registered
Pricing date:	November 30, 2020
Settlement date: **	December 3, 2020 (T+3)
Maturity date:	December 3, 2030
Benchmark Treasury:	0.875% due November 15, 2030
Spread to benchmark:	T+190 bps
Benchmark Treasury Yield:	0.849%
Re-offer Yield:	2.749%
Coupon:	2.749%
Price to Public:	100.000% of the Principal Amount
Underwriting Discount:	0.450%
Proceeds to Issuer (before Expenses):	99.550% (U.S.$1,493,250,000)
Expenses (excluding the Underwriting Discount):	U.S.$209,157
Net Proceeds (after Underwriting Discount and including Expenses):	U.S.$1,493,459,157
Interest Payment Dates:	Semi-annually on June 3 and December 3 of each year, up to and including the maturity date or any date of earlier redemption. Interest will be paid to holders of record of the Tier 2 Instruments in respect of the principal amount thereof outstanding as of the close of business 15 calendar days preceding the relevant Interest Payment Date, whether or not a Business Day.
First Interest Payment Date:	June 3, 2021 for the interest for the period from and including the Issue Date to but excluding June 3, 2021
Day Count Fraction:	30 / 360 (unadjusted)
Business Days:	New York City, London and TARGET 2
Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Issuer Redemption Provisions:	Banco Santander may, at its option, redeem all, but not some only, the Tier 2 Instruments, at their early redemption amount, together with accrued but unpaid interest up to (but excluding) the date of redemption, upon or following the occurrence of a Capital Disqualification Event, TLAC/MREL Disqualification Event or for taxation reasons, in accordance with Applicable Banking Regulations in force at the relevant time and subject to Banco Santander obtaining the prior consent of the Regulator therefor, if and as required.
Early Redemption for Capital Disqualification Event:	“Capital Disqualification Event” means a change in Spanish law, Applicable Banking Regulations or any change in the application or official interpretation thereof that results or is likely to result in the entire outstanding aggregate principal amount of the Tier 2 Instruments ceasing to be included in, or counting towards, Banco Santander’s and/or the Group’s Tier 2 Capital.
Early Redemption for TLAC/MREL Disqualification Event:

“TLAC/MREL Disqualification Event” means any time that all or part of the outstanding nominal amount of the Tier 2 Instruments does not fully qualify as TLAC/MREL Eligible Instruments of Banco Santander and/or the Group, except where such non-qualification (i) is due solely to the remaining maturity of the Tier 2 Instruments being less than any period prescribed for TLAC/MREL Eligible Instruments by the Applicable Banking Regulations as at the issue date of the Tier 2 Instruments or (ii) is as a result of the Tier 2 Instruments being bought back by or on behalf of Banco Santander or a buy back of the Tier 2 Instruments which is funded by or on behalf of Banco Santander.

A TLAC/MREL Disqualification Event shall, without limitation, be deemed to include where such non-qualification arises as a result of (a) any legislation which gives effect to the EU Banking Reforms in the Kingdom of Spain differing in any respect from the EU Banking Reforms (including if the EU Banking Reforms are not implemented in full in the Kingdom of Spain), or (b) the official interpretation or application of the EU Banking Reforms as implemented in the Kingdom of Spain (including any interpretation or pronouncement by any relevant court, tribunal or authority) differing in any respect from the manner in which the EU Banking Reforms have been reflected in the base prospectus as supplemented by the preliminary prospectus supplement.

Early Redemption for Taxation Reasons:	If (i) as a result of any change in, or amendment to, the laws or regulations of Spain or of any political subdivision thereof or any authority or agency therein or thereof having power to tax or in the interpretation or administration of any such laws or regulations which becomes effective on or after the issue date of the Tier 2 Instruments, Banco Santander shall determine that (a) Banco Santander would be required to pay Additional Amounts as described in the base prospectus or (b) Banco Santander would not be entitled to claim a deduction in computing tax liabilities in Spain in respect of any interest to be paid on the next interest payment date on the Tier 2 Instruments or the value of such deduction to Banco Santander would be materially reduced or (c) the applicable tax treatment of the Tier 2 Instruments changes in a material way that was not reasonably foreseeable at the issue date of the Tier 2 Notes.
Substitution and Variation:	Applicable as per specified in the prospectus supplement.
Agreement and Acknowledgement of Statutory Bail-In:	By its acquisition of any Tier 2 Instruments, each holder (including each holder of a beneficial interest in the Tier 2 Instruments) will be deemed to acknowledge, accept, consent to and agree to be bound by the terms of the Tier 2 Instruments related to the exercise of the Spanish Bail-In Power.

Agreement and Acknowledgment of Subordination Provisions:	Banco Santander agrees with respect to the Tier 2 Instruments and each holder of Tier 2 Instruments, by his or her acquisition of a Tier 2 Instrument, will be deemed to have agreed to the subordination provisions described in the preliminary prospectus supplement. Each such holder will be deemed to have irrevocably waived his or her rights of priority which would otherwise be accorded to him or her under the laws of Spain, to the extent necessary to effectuate the subordination provisions of the Tier 2 Instruments. In addition, each holder of Tier 2 Instruments by his or her acquisition of the Tier 2 Instruments authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination of the Tier 2 Instruments as provided in the Base Indenture and the First Supplemental Indenture and as summarized in the base prospectus as supplemented by the preliminary prospectus supplement and appoints the Trustee his or her attorney-in-fact for any and all such purposes.
Waiver of set-off	Applicable as per specified in the prospectus supplement.
U.S. Federal Income Tax Considerations:	For a discussion of the material U.S. federal income tax considerations for the ownership and disposition of the Tier 2 Instruments by U.S. investors, see “Taxation—U.S. Federal Income Tax Considerations” in the base prospectus. That discussion does not describe all of the tax consequences that may be relevant in the light of a U.S. investor’s particular circumstances, including any special tax accounting rules to which certain U.S. investors may be subject under section 451(b) of the U.S. Internal Revenue Code.
Listing:	New York Stock Exchange
Governing Law:	Law of the State of New York, except that the authorization and execution by Banco Santander of the Base Indenture, the First Supplemental Indenture and the Tier 2 Instruments, and certain provisions of the Tier 2 Instruments, the Base Indenture and the First Supplemental Indenture related to the subordination of the Tier 2 Instruments, shall be governed by and construed in accordance with Spanish Law.
Trustee and Principal Paying Agent and Calculation Agent:	The Bank of New York Mellon
CUSIP / ISIN:	05971K AG4 / US05971KAG40
Joint Bookrunners:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Santander Investment Securities Inc.
Co-Leads:	ABANCA CORPORACIÓN BANCARIA, S.A. BANKINTER, S.A. Itau BBA USA Securities, Inc. Rabo Securities USA, Inc. UBS Securities LLC

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Tier 2 Instruments. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Tier 2 Instruments prior to the delivery of the Tier 2 Instruments may be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement from Barclays Capital Inc. by calling toll free 1-888-603-5847, Citigroup Global Markets Inc. by calling toll free 1-800-831-9146, Goldman Sachs & Co. LLC by calling toll free 1-866-471-2526, HSBC Securities (USA) Inc. by calling toll free 1-866-811-8049, Morgan Stanley & Co. LLC by calling toll free 1-866-718-1649 and Santander Investment Securities Inc. by calling toll free 1-855-403-3636.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

4